RECEIVED

2008 JAN -2 P 12:53

OFFICE OF INTERNATIONAL CORPORATE FINANCE

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

[redacted]

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 11 December 2007

08000033

SUPPL

Dear Sir

J Sainsbury Announces: OFT Dairy Investigation.

Please find enclosed a copy of the above announcement made to the London Stock Exchange on 07 December 2007.

Yours sincerely

pp

Hazel Jarvis
Deputy Secretary

PROCESSED

JAN 07 2008

THOMSON
FINANCIAL

Enc

Jan 1/3

Registered office as above
Registered number 185647 England

RECEIVED

2008 JAN -2 P 12:

OFT DAIRY INVESTIGATION CONCLUDED

J Sainsbury Plc (Sainsbury's) today confirms that is has agreed to pay a settlement of £26m to the Office of Fair Trading (OFT) relating to its investigation into dairy retail price initiatives for milk and cheese in 2002 and 2003. This concludes the OFT's investigation of Sainsbury's.

Sainsbury's has co-operated fully and responded swiftly to the OFT's investigation. The level of the settlement reflects this co-operation and the exceptional circumstances prevailing at the time, which led to a prolonged period of farmer protest and disruption in the industry.

Sainsbury's chief executive, Justin King said: "We are disappointed that we have been penalised for actions that were intended to help British farmers, but recognise the benefit of a speedy settlement with the OFT.

"The price initiatives in 2002 and 2003, which were widely and publicly reported at the time, were designed to help British dairy farmers at a time of considerable economic pressure and public debate about whether farmers were getting a fair price for their products.

"We work incredibly hard to make sure that the 16.5 million customers who visit our stores each week are able to buy quality products at fair prices. Ensuring we remain competitive on price is a key strand of our strategy as is ensuring our suppliers receive a fair deal. We are fully committed to supporting British farming and to sourcing wherever possible in the UK".

Last year, Sainsbury's launched the Sainsbury's Dairy Development Group (SDDG), which aims to deliver greater profits to dairy farmers by working with them to innovate and improve their on farm efficiencies. This is supported by a multi million pound fund.

All 320 members of the SDDG are now receiving a premium of 1.5ppl over the processor standard prices, earning farmers supplying liquid milk for Sainsbury's one of the highest returns in the liquid milk markets. At today's liquid milk prices, Sainsbury's is paying £20 million more per annum to the farmers.

Ends

Enquiries:

Investor Relations	**Media**
Elliot Jordan	Pip Wood / Gillian Taylor
+44 (0) 20 7695 4931	+44 (0) 20 7695 6127 / 0207 695 2750

Notes to editors: -

1. The OFT's investigation was conducted under Chapter 1 of the UK Competition Act 1998, which gives the OFT the power to impose penalties on companies for anticompetitive behaviour. The infringements of UK competition law admitted to by Sainsbury's as part of the settlement concern the exchange of information with processors relating to future pricing intentions for milk and cheese in 2002 and 2003.

2. As part of Sainsbury's Dairy Development Group, farmer representatives have worked with Sainsbury's to identify areas such as herd health and milk recording, carbon footprint audits and IT support to ensure dairy farmers have the tools they need to produce British milk for years to come.

3.The £26m figure noted in paragraph one represents an agreed sum, further discounted for early resolution and ongoing co-operation.

OFT DAIRY INVESTIGATION CONCLUDED

J Sainsbury Plc (Sainsbury's) today confirms that is has agreed to pay a settlement of £26m to the Office of Fair Trading (OFT) relating to its investigation into dairy retail price initiatives for milk and cheese in 2002 and 2003. This concludes the OFT's investigation of Sainsbury's.

Sainsbury's has co-operated fully and responded swiftly to the OFT's investigation. The level of the settlement reflects this co-operation and the exceptional circumstances prevailing at the time, which led to a prolonged period of farmer protest and disruption in the industry.

Sainsbury's chief executive, Justin King said: "We are disappointed that we have been penalised for actions that were intended to help British farmers, but recognise the benefit of a speedy settlement with the OFT.

"The price initiatives in 2002 and 2003, which were widely and publicly reported at the time, were designed to help British dairy farmers at a time of considerable economic pressure and public debate about whether farmers were getting a fair price for their products.

"We work incredibly hard to make sure that the 16.5 million customers who visit our stores each week are able to buy quality products at fair prices. Ensuring we remain competitive on price is a key strand of our strategy as is ensuring our suppliers receive a fair deal. We are fully committed to supporting British farming and to sourcing wherever possible in the UK".

Last year, Sainsbury's launched the Sainsbury's Dairy Development Group (SDDG), which aims to deliver greater profits to dairy farmers by working with them to innovate and improve their on farm efficiencies. This is supported by a multi million pound fund.

All 320 members of the SDDG are now receiving a premium of 1.5ppl over the processor standard prices, earning farmers supplying liquid milk for Sainsbury's one of the highest returns in the liquid milk markets. At today's liquid milk prices, Sainsbury's is paying £20 million more per annum to the farmers.

Ends

Enquiries:

Investor Relations	**Media**
Elliot Jordan	Pip Wood / Gillian Taylor
+44 (0) 20 7695 4931	+44 (0) 20 7695 6127 / 0207 695 2750

Notes to editors: -

1. The OFT's investigation was conducted under Chapter 1 of the UK Competition Act 1998, which gives the OFT the power to impose penalties on companies for anticompetitive behaviour. The infringements of UK competition law admitted to by Sainsbury's as part of the settlement concern the exchange of information with processors relating to future pricing intentions for milk and cheese in 2002 and 2003.

2. As part of Sainsbury's Dairy Development Group, farmer representatives have worked with Sainsbury's to identify areas such as herd health and milk recording, carbon footprint audits and IT support to ensure dairy farmers have the tools they need to produce British milk for years to come.

3.The £26m figure noted in paragraph one represents an agreed sum, further discounted for early resolution and ongoing co-operation.

OFT DAIRY INVESTIGATION CONCLUDED

J Sainsbury Plc (Sainsbury's) today confirms that is has agreed to pay a settlement of £26m to the Office of Fair Trading (OFT) relating to its investigation into dairy retail price initiatives for milk and cheese in 2002 and 2003. This concludes the OFT's investigation of Sainsbury's.

Sainsbury's has co-operated fully and responded swiftly to the OFT's investigation. The level of the settlement reflects this co-operation and the exceptional circumstances prevailing at the time, which led to a prolonged period of farmer protest and disruption in the industry.

Sainsbury's chief executive, Justin King said: "We are disappointed that we have been penalised for actions that were intended to help British farmers, but recognise the benefit of a speedy settlement with the OFT.

"The price initiatives in 2002 and 2003, which were widely and publicly reported at the time, were designed to help British dairy farmers at a time of considerable economic pressure and public debate about whether farmers were getting a fair price for their products.

"We work incredibly hard to make sure that the 16.5 million customers who visit our stores each week are able to buy quality products at fair prices. Ensuring we remain competitive on price is a key strand of our strategy as is ensuring our suppliers receive a fair deal. We are fully committed to supporting British farming and to sourcing wherever possible in the UK".

Last year, Sainsbury's launched the Sainsbury's Dairy Development Group (SDDG), which aims to deliver greater profits to dairy farmers by working with them to innovate and improve their on farm efficiencies. This is supported by a multi million pound fund.

All 320 members of the SDDG are now receiving a premium of 1.5ppl over the processor standard prices, earning farmers supplying liquid milk for Sainsbury's one of the highest returns in the liquid milk markets. At today's liquid milk prices, Sainsbury's is paying £20 million more per annum to the farmers.

Ends

Enquiries:

Investor Relations	**Media**
Elliot Jordan	Pip Wood / Gillian Taylor
+44 (0) 20 7695 4931	+44 (0) 20 7695 6127 / 0207 695 2750

Notes to editors: -

1. The OFT's investigation was conducted under Chapter 1 of the UK Competition Act 1998, which gives the OFT the power to impose penalties on companies for anticompetitive behaviour. The infringements of UK competition law admitted to by Sainsbury's as part of the settlement concern the exchange of information with processors relating to future pricing intentions for milk and cheese in 2002 and 2003.

2. As part of Sainsbury's Dairy Development Group, farmer representatives have worked with Sainsbury's to identify areas such as herd health and milk recording, carbon footprint audits and IT support to ensure dairy farmers have the tools they need to produce British milk for years to come.

3.The £26m figure noted in paragraph one represents an agreed sum, further discounted for early resolution and ongoing co-operation.

OFT DAIRY INVESTIGATION CONCLUDED

J Sainsbury Plc (Sainsbury's) today confirms that is has agreed to pay a settlement of £26m to the Office of Fair Trading (OFT) relating to its investigation into dairy retail price initiatives for milk and cheese in 2002 and 2003. This concludes the OFT's investigation of Sainsbury's.

Sainsbury's has co-operated fully and responded swiftly to the OFT's investigation. The level of the settlement reflects this co-operation and the exceptional circumstances prevailing at the time, which led to a prolonged period of farmer protest and disruption in the industry.

Sainsbury's chief executive, Justin King said: "We are disappointed that we have been penalised for actions that were intended to help British farmers, but recognise the benefit of a speedy settlement with the OFT.

"The price initiatives in 2002 and 2003, which were widely and publicly reported at the time, were designed to help British dairy farmers at a time of considerable economic pressure and public debate about whether farmers were getting a fair price for their products.

"We work incredibly hard to make sure that the 16.5 million customers who visit our stores each week are able to buy quality products at fair prices. Ensuring we remain competitive on price is a key strand of our strategy as is ensuring our suppliers receive a fair deal. We are fully committed to supporting British farming and to sourcing wherever possible in the UK".

Last year, Sainsbury's launched the Sainsbury's Dairy Development Group (SDDG), which aims to deliver greater profits to dairy farmers by working with them to innovate and improve their on farm efficiencies. This is supported by a multi million pound fund.

All 320 members of the SDDG are now receiving a premium of 1.5ppl over the processor standard prices, earning farmers supplying liquid milk for Sainsbury's one of the highest returns in the liquid milk markets. At today's liquid milk prices, Sainsbury's is paying £20 million more per annum to the farmers.

Ends

Enquiries:

Investor Relations
Elliot Jordan
+44 (0) 20 7695 4931

Media
Pip Wood / Gillian Taylor
+44 (0) 20 7695 6127 / 0207 695 2750

Notes to editors: -

1. The OFT's investigation was conducted under Chapter 1 of the UK Competition Act 1998, which gives the OFT the power to impose penalties on companies for anticompetitive behaviour. The infringements of UK competition law admitted to by Sainsbury's as part of the settlement concern the exchange of information with processors relating to future pricing intentions for milk and cheese in 2002 and 2003.

2. As part of Sainsbury's Dairy Development Group, farmer representatives have worked with Sainsbury's to identify areas such as herd health and milk recording, carbon footprint audits and IT support to ensure dairy farmers have the tools they need to produce British milk for years to come.

3.The £26m figure noted in paragraph one represents an agreed sum, further discounted for early resolution and ongoing co-operation.

7 December 2007

J Sainsbury plc

OFT DAIRY INVESTIGATION CONCLUDED

J Sainsbury Plc (Sainsbury's) today confirms that is has agreed to pay a settlement of £26m to the Office of Fair Trading (OFT) relating to its investigation into dairy retail price initiatives for milk and cheese in 2002 and 2003. This concludes the OFT's investigation of Sainsbury's.

Sainsbury's has co-operated fully and responded swiftly to the OFT's investigation. The level of the settlement reflects this co-operation and the exceptional circumstances prevailing at the time, which led to a prolonged period of farmer protest and disruption in the industry.

Sainsbury's chief executive, Justin King said: "We are disappointed that we have been penalised for actions that were intended to help British farmers, but recognise the benefit of a speedy settlement with the OFT.

"The price initiatives in 2002 and 2003, which were widely and publicly reported at the time, were designed to help British dairy farmers at a time of considerable economic pressure and public debate about whether farmers were getting a fair price for their products.

"We work incredibly hard to make sure that the 16.5 million customers who visit our stores each week are able to buy quality products at fair prices. Ensuring we remain competitive on price is a key strand of our strategy as is ensuring our suppliers receive a fair deal. We are fully committed to supporting British farming and to sourcing wherever possible in the UK".

Last year, Sainsbury's launched the Sainsbury's Dairy Development Group (SDDG), which aims to deliver greater profits to dairy farmers by working with them to innovate and improve their on farm efficiencies. This is supported by a multi million pound fund.

All 320 members of the SDDG are now receiving a premium of 1.5ppl over the processor standard prices, earning farmers supplying liquid milk for Sainsbury's one of the highest returns in the liquid milk markets. At today's liquid milk prices, Sainsbury's is paying £20 million more per annum to the farmers.

Ends

Enquiries:

Investor Relations
Elliot Jordan
+44 (0) 20 7695 4931

Media
Pip Wood / Gillian Taylor
+44 (0) 20 7695 6127 / 0207 695 2750

Notes to editors: -

1. The OFT's investigation was conducted under Chapter 1 of the UK Competition Act 1998, which gives the OFT the power to impose penalties on companies for anticompetitive behaviour. The infringements of UK competition law admitted to by Sainsbury's as part of the settlement concern the exchange of information with processors relating to future pricing intentions for milk and cheese in 2002 and 2003.

2. As part of Sainsbury's Dairy Development Group, farmer representatives have worked with Sainsbury's to identify areas such as herd health and milk recording, carbon footprint audits and IT support to ensure dairy farmers have the tools they need to produce British milk for years to come.

3.The £26m figure noted in paragraph one represents an agreed sum, further discounted for early resolution and ongoing co-operation.

END